DIAMANTE BLOCKCHAIN HOLDINGS, INC.
Balance Sheet Comparison
As of December 31, 2021

	Dec 31, 2021	Dec 31, 2020	Change
ASSETS			
Current Assets			
Bank Accounts			
Bank of Blue Valley Checking	$ -	$ 45,324.39	$ (45,324.39)
Bank of Blue Valley Savings	0.00	109.17	(109.17)
Maerki Baumann & Co. AG (Switzerland)	500.00		500.00
Wells Fargo Business Checking	162,798.69		162,798.69
Total Bank Accounts	**163,298.69**	**45,433.56**	**117,865.13**
Other Current Assets			
Investment Rec - C. Jetani	25,000.00	25,000.00	0.00
Investment Rec - Y. Shah	25,000.00	25,000.00	0.00
Receivables - Related Party	214.73		214.73
Total Other Current Assets	**50,214.73**	**50,000.00**	**214.73**
Total Current Assets	**213,513.42**	**95,433.56**	**118,079.86**
Other Assets			
Software Development	208,340.00	172,000.00	36,340.00
Start-up Costs	1,253,058.28	1,253,058.28	0.00
Website Development	30,664.82	30,664.82	0.00
Total Other Assets	**1,492,063.10**	**1,455,723.10**	**36,340.00**
TOTAL ASSETS	**1,705,576.52**	**1,551,156.66**	**154,419.86**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Loan Payable - C. Patel	0.00	25,000.00	(25,000.00)
Loan Payable - D. Patel	321,727.07	303,200.00	18,527.07
Accrued interest-Loan D Petal	53,163.60	37,615.36	15,548.24
Total Loan Payable - D. Patel	**374,890.67**	**340,815.36**	**34,075.31**
Payroll Liabilities			0.00
Officer Salaries Payable			0.00
Due to Chirag Jetani	363,365.00	272,000.00	91,365.00
Due to Dinesh Patel	441,500.00	370,500.00	71,000.00
Accrued FICA/Med Taxes	33,774.75	28,343.25	5,431.50
Total Due to Dinesh Patel	**475,274.75**	**398,843.25**	**76,431.50**
Total Officer Salaries Payable	**838,639.75**	**670,843.25**	**167,796.50**
Payroll Taxes Payable			0.00
Federal 941 Taxes Payable	0.00	1,216.62	(1,216.62)
FUTA payable	0.00	42.00	(42.00)
KS Withholding Payable	0.00	170.48	(170.48)
Total Payroll Taxes Payable	**-**	**1,429.10**	**(1,429.10)**

DIAMANTE BLOCKCHAIN HOLDINGS, INC.
Balance Sheet Comparison
As of December 31, 2021

	Dec 31, 2021	Dec 31, 2020	Change
Total Payroll Liabilities	**838,639.75**	**672,272.35**	**166,367.40**
Total Other Current Liabilities	**1,213,530.42**	**1,038,087.71**	**175,442.71**
Total Current Liabilities	**1,213,530.42**	**1,038,087.71**	**175,442.71**
Long-Term Liabilities			
CARES Act SBA Loan	0.00	5,000.00	(5,000.00)
SBA EIDL Loan	5,000.00		5,000.00
Total Long-Term Liabilities	**5,000.00**	**5,000.00**	**-**
Total Liabilities	**1,218,530.42**	**1,043,087.71**	**175,442.71**
Equity			
Investors' Capital			0.00
A. Bhadani	10,000.00		10,000.00
A. Meckler	25,000.00		25,000.00
A. Sanghani	15,000.00	15,000.00	0.00
A. Vaghasia	25,000.00		25,000.00
Abaj (HK) Ltd.	15,000.00	15,000.00	0.00
Akshar Diam HK Ltd.	25,000.00	25,000.00	0.00
Alkesh Patel	6,250.00		6,250.00
Alpeshkumar Patel	25,000.00		25,000.00
Ankit Patel	10,000.00		10,000.00
B. Lakhani	25,000.00		25,000.00
Bhavesh Patel	25,000.00		25,000.00
Bipinchandra Patel	25,000.00		25,000.00
C. Jetani	39,950.00	39,950.00	0.00
Chetan Patel/Parth	10,000.00		10,000.00
Dilipkumar Patel	25,000.00		25,000.00
Dinesh Patel	40,000.00	40,000.00	0.00
Divyang Patel	6,250.00		6,250.00
EP Impex (HK) Ltd	25,000.00	25,000.00	0.00
H. Timbawala	12,500.00	12,500.00	0.00
Hasmukhbhai Patel	25,000.00		25,000.00
J. Shukla	25,000.00	25,000.00	0.00
Jasminkumar Patel	25,000.00		25,000.00
Jayeshkumar Patel	25,000.00		25,000.00
Jignesh Patel	25,000.00	25,000.00	0.00
K. Jogani	25,000.00		25,000.00
K. Vaghasia	24,970.00		24,970.00
Kalpeshkumar Patel	50,000.00		50,000.00
Kaushi Patel	25,000.00		25,000.00
M. Akshaykumar G	24,977.00		24,977.00
M. Vithani	25,000.00		25,000.00
Manish Patel	64,925.00	39,925.00	25,000.00

DIAMANTE BLOCKCHAIN HOLDINGS, INC.
Balance Sheet Comparison
As of December 31, 2021

	Dec 31, 2021	Dec 31, 2020	Change
Meena Diam (HK) Ltd.	40,000.00	40,000.00	0.00
Mit Patel	25,000.00		25,000.00
N. Shah	10,000.00	10,000.00	0.00
Neal Patel	10,000.00	10,000.00	0.00
Nirav Patel	6,250.00		6,250.00
P. Kachhadia	25,000.00	25,000.00	0.00
P. Mahendra	12,500.00	12,500.00	0.00
P. Sanghvi	25,000.00		25,000.00
R. Vithani	25,000.00		25,000.00
S. Gems	25,000.00	25,000.00	0.00
S. Kakadia	25,000.00		25,000.00
S. Modi	25,000.00		25,000.00
S. Savani	39,980.00	39,980.00	0.00
S. Vasavada	25,000.00		25,000.00
Saurinkumar Patel	50,000.00	25,000.00	25,000.00
Shilpaben Patel	50,000.00		50,000.00
Smitaben Patel	25,000.00		25,000.00
V. Chudasama	10,000.00		10,000.00
V. Gadhia	25,000.00	25,000.00	0.00
V. Jogani	25,000.00	25,000.00	0.00
V. Viradiya	25,000.00	25,000.00	0.00
Y. Shah	25,000.00	25,000.00	0.00
Total Investors' Capital	1,308,552.00	549,855.00	758,697.00
Retained Earnings	(41,786.05)	(12,598.34)	(29,187.71)
Net Income	(779,719.85)	(29,187.71)	(750,532.14)
Total Equity	487,046.10	508,068.95	(21,022.85)
TOTAL LIABILITIES AND EQUITY	$ 1,705,576.52	$ 1,551,156.66	$ 154,419.86

No assurance is provided on these financial statements